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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Red Lion Hotels Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
756764106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	756764106	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Heather H. Barbieri

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,010,528 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		804,366 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,010,528 shares

WITH:	8	SHARED DISPOSITIVE POWER:

804,366 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,814,894 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

13.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	756764106	Page	3	of	6

1	NAMES OF REPORTING PERSONS: DKB and HHB Unity Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
91-6365600

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington, U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		804,366 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

804,366 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

804,366 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP NO. 756764106	SCHEDULE 13G	PAGE 4 OF 6 PAGES
Item 1
(a)	Name of Issuer: Red Lion Hotels Corporation

(b)	Address of Issuer’s Principal Executive Offices: 201 W. North River Drive, Suite 100 Spokane, WA 99201
Item 2
(a)	Name of Persons Filing: *
(1)	Heather H. Barbieri

(2)	DKB and HHB Unity Trust
* This Schedule 13G/A is subject to a Joint Filing Agreement filed as an exhibit to the Schedule 13G on February 14, 2005.
(b)	Address of Principal Business Office or, if None, Residence: 201 W. North River Drive, Suite 100, Spokane, WA 99201**
** This address applies to all persons specified above in item 2(a)
(c)	Citizenship:
(1)	United States of America

(2)	Washington, U.S.A.
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 756764106

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

CUSIP NO. 756764106	SCHEDULE 13G	PAGE 5 OF 6 PAGES

Item 4	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2004, 1,814,894 shares may be deemed beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 by Heather H. Barbieri, which includes 181 shares held in Ms. Barbieri’s 401(k) and 804,366 shares held by the DKB and HHB Unity Trust, an irrevocable trust, of which Heather H. Barbieri and her ex-spouse, Donald K. Barbieri, are co-trustees. Ms. Barbieri otherwise disclaims beneficial ownership of the shares held by the DKB and HHB Unity Trust.

804,366 shares are beneficially owned by the DKB and HHB Unity Trust.

(b)	Percent of class:
For information regarding percent of class with respect to the above listed shares, refer to Item 11 of the Cover Pages.

(c)	Number of shares as to which the person has:
For information on voting and dispositive power with respect to the above listed shares, refer to Items 5-8 of the Cover Pages.

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8	Identification and Classification of Members of the Group
Not Applicable.

Item 9	Notice of Dissolution of Group
Not Applicable.

Item 10	Certification.
Not Applicable.

CUSIP NO. 756764106	SCHEDULE 13G	PAGE 6 OF 6 PAGES
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2006

/s/ Thomas L. McKeirnan, attorney-in-fact

Thomas L. McKeirnan as attorney-in-fact for Heather Barbieri

DKB AND HHB UNITY TRUST

/s/ Donald K. Barbieri

Name:	Donald K. Barbieri
Title:	Trustee